DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
www.dlapiper.com

September 8, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Jay Ingram

Re:	Parabellum Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 3, 2021

File No. 333-254763

Dear Ms. Purnell and Mr. Ingram:

Set forth below are responses to the comment that was provided by the Commission’s staff to our client, Parabellum Acquisition Corp. (the “Company”), by your letter dated the date hereof (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, the Company will file Amendment No. 6 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits requested updated Exhibit 23.1 to the Registration Statement.

Amendment No. 5 to Form S-1 filed on September 7, 2021

Exhibit 23.1, page II-7

1.	Please make arrangements with your auditor to revise their consent to reference the audit of the financial statements of Parabellum Acquisition Corp. as of March 11, 2021 and for the period from February 5, 2021 (inception) through March 11, 2021 rather than through August 13, 2021 which is the date through which subsequent events were evaluated.

Response: In response to the Staff’s comment, the Company is filing an updated Exhibit 23.1 as requested.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (650) 833-2015 or via email at Curtis.Mo@us.dlapiper.com.

Sincerely,

/s/ Curtis L. Mo

Curtis L. Mo

cc: Narbeh Derhacobian

Enclosures